Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors of mCloud Technologies Corp.

We consent to the use of our report dated August 22, 2022, on the consolidated financial statements of mCloud Technologies Corp., which comprise the consolidated statements of financial position as of December 31, 2021 and December 31, 2020, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes, which is included herein and to the reference to our firm under the heading “Experts” in the prospectus included in the registration statement on Amendment No. 11 to Form F-1 dated December 20, 2022 of mCloud Technologies Corp.

/s/ KPMG LLP

Chartered Professional Accountants

December 20, 2022

Calgary, Canada